Report of Independent Registered Public Accounting Firm

To the Board of Directors of Old Westbury Funds, Inc.

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that Old Westbury Funds, Inc. (comprising, respectively, Old Westbury All Cap Core Fund, Old Westbury Short-Term Bond Fund, Old Westbury Fixed Income Fund, Old Westbury Large Cap Strategies Fund, Old Westbury Municipal Bond Fund, Old Westbury California Municipal Bond Fund, Old Westbury New York Municipal Bond Fund, and Old Westbury Small & Mid Cap Strategies Fund (U.S. Tax Managed Sleeve, U.S. Mid Cap Sleeve and Small Cap U.S. Sleeve)) (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 19, 2024. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of the Funds and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 – Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of September 19, 2024, the examination date we selected without prior notice to management, and with respect to agreement of security purchases and sales or maturities, for the period from August 1, 2024 (the immediate date after our last examination) through September 19, 2024:

- Confirmation of all securities held by Bank of New York Mellon and Federated Shareholder Services Company in book entry form;

- Reconciliation of all such securities to the books and records of the Funds and the custodian;

- Agreement of pending purchase activity as of September 19, 2024 to documentation supporting corresponding subsequent cash payments and related settlements; and

- Agreement of a total of five security purchases and five security sales across all Funds since our last examination from the books and records of the Funds to cash settlement per the bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of September 19, 2024, with respect to securities, reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Old Westbury Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

New York, New York
November 18, 2024